July 14, 2014

FEDERAL EXPRESS PRIORITY OVERNIGHT

Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	CVR Refining, LP. Form 10-K for the Fiscal Year ended December 31, 2013 Filed February 26, 2014 Form 10-Q for the Fiscal Quarter ended March 31, 2014
Filed May 2, 2014
File No. 001-35781
Dear Mr. Hiller:
This letter sets forth the responses of CVR Refining, LP (also referred to as “we”, “us” or the “Company”) to the comment letter dated July 1, 2014, of the staff of the Division of Corporation Finance (the “Staff”) relating to the above referenced documents filed by CVR Refining.
For your convenience, the response is prefaced by the exact text of the Staff’s comment in bold, italicized text.

Form 10-K for the Fiscal Year ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

Liquidity and Capital Resources, page 61

Cash Flows, page 65

1.
We note that you quantify the impact trade working capital and other working capital has had on your cash flows provided by operating activities for each period presented. Please expand your discussion to identify the reasons for material changes in the components of working capital. For example, please explain why accounts receivable increased while accounts payable decreased resulting in a trade working capital outflow of $42.4 million for the year ended December 31, 2013. Refer to FRC 501.13.b.1 for additional guidance. In addition, this comment is applicable to your cash flow discussion within your Form 10-Q for the quarterly period ended March 31, 2014.

CVR Refining • 10 East Cambridge Circle Drive, Ste 500 • Kansas City, KS 66103 • 913-982-0500 •
www.cvrrefining.com

Karl Hiller
July 14, 2014

Response:

In future filings we will expand our discussion to include the reasons for material changes in working capital. An example of such expanded discussion is included below from our Form 10-K for the Fiscal Year ended December 31, 2013, with additions to the current disclosure bolded and italicized:

Cash Flows Provided by Operating Activities

Net cash flows provided by operating activities for the year ended December 31, 2013 were approximately $601.0 million. The positive cash flow from operating activities generated over this period was primarily driven by $590.4 million of net income. Trade working capital for the year ended December 31, 2013 resulted in a net cash outflow of $42.4 million, which was primarily attributable to an increase in accounts receivable of $29.3 million and a decrease in accounts payable of $18.9 million. The increase in accounts receivable primarily resulted from increased sales volumes as compared to the end of 2012 due to the turnaround at the Wynnewood refinery completed in the fourth quarter of 2012. The decrease in accounts payable was largely the result of a decrease in amounts payable related to the turnaround completed at the Wynnewood refinery in the fourth quarter of 2012, partially offset by increased payables for lease crude purchases due to increased crude gathering capacity and timing of payments. Other working capital activities resulted in net cash outflow of $48.8 million which was primarily related to an increase in prepaid expenses and other current assets ($49.1 million). The increase in prepaid expenses and other current assets was primarily due to timing of settlements associated with our crude oil intermediation agreement and increases in prepaid insurance.

******

As requested in your comment letter, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments to not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please contact me at (913) 982-0495, or email me at sball@cvrenergy.com.

Very truly yours,

/s/ Susan M. Ball

Susan M. Ball
Chief Financial Officer and Treasurer
cc: Edmund S. Gross, Senior Vice President, General Counsel and Secretary